UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM CB

_______________

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Gold Basin Resources Corporation
(Name of Subject Company) N/A
(Translation of Subject Company’s Name into English (if applicable)) Alberta, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization) CANEX Metals Inc.
(Name of Person(s) Furnishing Form) Common Stock
(Title of Class of Subject Securities) N/A
(CUSIP Number of Class of Securities (if applicable) CANEX Metals Inc. 734 - 7th Avenue SW, Suite 1620 Calgary, Alberta, Canada, T2P 3E8 Attn: Barbara O'Neill Phone: 403-233-2636
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company) N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number

99.1	Press release, dated August 28, 2025
99.2	Notice of Offer to Purchase
99.3	Offer to Purchase and Circular

Item 2. Informational Legends

The required legends are prominently included in the documents referenced in item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, CANEX Metals Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANEX Metals Inc. By: /s/ Barbara O’Neill Name: Barbara O’Neill Title: Corporate Secretary Date: August 29, 2025